Exhibit 1.1

The 2004 Annual General Meeting of Shareholders (the “AGM”) of chinadotcom corporation (the “Company”) was held at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Wednesday, September 15, 2004, at 11:00 a.m. The AGM were attended by shareholders and proxies representing more than 33 1/3% of the Company’s Class A Common Shares eligible to vote at the meeting. This was in compliance with the requirements of the Amended and Restated Articles of Association of the Company. The meeting were further attended by representatives from Ernst & Young, the Company’s independent accountants and The Bank of New York, the Company’s transfer agent and inspector of elections for the AGM. The meeting was presided by Dr. Raymond Ch’ien, Executive Chairman of the Company.

The following matters were considered and passed at the AGM by way of ordinary resolutions:

1.	The election of Mr. Carrick John Clough as a Class I Director of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2006.

2.	The election of Mr. Thomas M. Britt Jr. and Mr. Kwong Ki Chi as Class II Directors of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2007.

3.	The election of Mr. William Fung as a Class III Director of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2005.

4.	The adoption of the 2004 Employee Share Purchase Plan.

5.	The Company’s audited financial statements and the reports of the Directors and the Company’s independent accountants for the year ended December 31, 2003 were approved.

6.	The selection of Ernst & Young as the Company’s independent accountants for the year ending December 31, 2004 was ratified and the Board of Directors was authorized to fix their remuneration.